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                             September 24, 2023

       David Urso
       Chief Executive Officer
       MEI Pharma, Inc.
       11455 El Camino Real, Suite 250
       San Diego, California 92130

                                                        Re: MEI Pharma, Inc.
                                                            Preliminary Consent
Revocation Statement on Schedule 14A filed September
                                                            15, 2023
                                                            File No. 000-50484

       Dear David Urso:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Consent Revocation Statement on Schedule 14A filed September 15, 2023

       General

   1.                                                   Disclosure in several
locations indicates that    the Anson and Cable Car Group is
                                                        opportunistically
trying to wrest control of the Company from you and your duly elected
                                                        Board without paying an
appropriate control premium.    The reference to a control
                                                        premium suggests that
the Anson and Cable Car Group is attempting to acquire share capital as opposed to
exercising stockholder rights to seek written consents to remove the existing board. We are
unaware of any legal requirement that obligates a non-
                                                        management party to pay
a control premium, or any proxy or consent solicitation
                                                        undertaken in
compliance with Section 14(a) and corresponding Regulation 14A in which a person soliciting
proxies or written consents paid a control premium or made another payment to security
holders, in exchange for a vote or consent in favor of its candidates.
                                                        Please refrain from
creating the impression that a payment is legally or otherwise required in light of the
Exchange Rule 14a-9 proscription against omissions of material fact
 David Urso
FirstName LastNameDavid   Urso
MEI Pharma, Inc.
Comapany 24,
September NameMEI
              2023 Pharma, Inc.
September
Page 2    24, 2023 Page 2
FirstName LastName
         necessary to make the statements made in light of the circumstances under which they are made not false or misleading.
2.       Disclosure indicates that    [i]f the Anson and Cable Car Group   s
director removal proposal
         was valid and they obtained the required written consents to remove the members of the
         Board, it would create a sudden and significant disruption in the governance function of the Company and our Company could have no directors to oversee business operations.
         We note disclosure in the Anson and Cable Car Group   s revised
preliminary consent
         statement filed on August 4, 2023 that were they to    successfully
remove some or all of
         the current directors, [the Anson and Cable Car Group] would expect any remaining directors and/or the removed directors to work constructively with [them] to reconstitute
         the Board expeditiously.    Please expand the company   s disclosure
to explain its
         understanding as to whether, following a successful consent solicitation by the Anson and
         Cable Car Group, the current board would be immediately removed, or alternatively, if true, that such directors would remain in place until such time as they had appointed replacement directors in cooperation and in consultation with the Anson and Cable Car
         Group, as suggested by the Group   s disclosure.
3.       Refer to the following statement in the disclosure:

                   The Anson and Cable Car proposals are designed in furtherance of their single-
              minded agenda to obtain the Company   s cash as quickly as
possible regardless of the
              opportunity cost to the Company   s potential value-creating
clinical development
              programs.

         Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the consent revocation statement or provided to the staff on a supplemental basis. If the company is unable to provide support for such statement, please remove it from the disclosure. There currently is no disclosure in the
         company   s preliminary consent revocation statement that provides any reasonable basis
         for the statement above.
4.       Disclosure states that    [t]he Consent Solicitation does a disservice
to all stockholders   by
         bypassing processes well-established in law and well-considered in practice to oversee the business strategy and business affairs of the Company. The Company has an Annual
         General Meeting upcoming at which it will again provide stockholders with an established mechanism to exercise oversight and control of the Board pursuant to the established
         provisions of Delaware law.    It is our understanding that the annual
meeting could only
         result in the replacement of a select number of directors given that the board is classified.
         As such, the above statement's reference to a    disservice    by
bypassing processes    and
         that stockholders will be able to    exercise oversight and control of
the Board    appears to
         provide an inaccurate comparison of the impacts and effects of the Anson and Cable Car
         Group's consent solicitation to remove all current directors on the board and the annual meeting for the election, and potential replacement, of one class of directors. Please
 David Urso
MEI Pharma, Inc.
September 24, 2023
Page 3
       revise to clarify or remove this statement.
5.     Disclose the basis for the company   s belief that the Anson and Cable
Car Group   s consent
       solicitation is invalid under Delaware law.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Perry Hindin at 202-551-3444.



                                                            Sincerely,
FirstName LastNameDavid Urso
                                                            Division of
Corporation Finance
Comapany NameMEI Pharma, Inc.
                                                            Office of Mergers &
Acquisitions
September 24, 2023 Page 3
cc:       Justin W. Chairman
FirstName LastName